SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                                    FORM 11-K

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

       [  ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                           COMMISSION FILE NO. 0-13322


A. Full title of the plan and address of the plan, if different from that of issuer named below:

                    United Bankshares, Inc. Savings and Stock
                                 Investment Plan


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                             United Bankshares, Inc.
                                300 United Center
                            500 Virginia Street, East
                         Charleston, West Virginia 25301

                              REQUIRED INFORMATION

The United Bankshares, Inc. Savings and Stock Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements, attached hereto, are filed as part of the Annual Report:

       FINANCIAL STATEMENTS AND SCHEDULES - MODIFIED CASH BASIS

       (i)    Report of Independent Auditors
       (ii)   Statements of Net Assets Available for Benefits
       (iii)  Statements of Changes in Net Assets Available for Benefits
       (iv)   Notes to Financial Statements
       (v)    Supplemental Schedules

                                INDEX TO EXHIBITS
                                -----------------

                                    S-K ITEM 601            SEQUENTIAL
       DESCRIPTION                 TABLE REFERENCE          PAGE NUMBER
       -----------                 ---------------          -----------
Consent of Ernst & Young LLP             (23)                   11

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           United Bankshares, Inc. Savings and
                                           Stock Investment Plan



June 28, 1999                              /s/ Jack C. Stokes
                                           -----------------------------------
                                           Jack C. Stokes
                                           Plan Administrator
                                           United Bankshares, Inc. Savings
                                           and Stock Investment Plan

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

             Audited Financial Statements and Supplemental Schedules
                              (Modified Cash Basis)

                                December 31, 1998





                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Benefits
  (Modified Cash Basis).......................................................2
Statements of Changes in Net Assets Available for
   Benefits (Modified Cash Basis).............................................3
Notes to Financial Statements (Modified Cash Basis)...........................4


Supplemental Schedules (Modified Cash Basis)

Line 27a--Schedule of Assets Held for Investment
   Purposes (Modified Cash Basis).............................................9
Line 27d--Schedule of Reportable Transactions
   (Modified Cash Basis).....................................................10

                         Report of Independent Auditors

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment as of December 31, 1998, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/ Ernst & Young LLP
                                                       -----------------

Charleston, West Virginia
June 18, 1999

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)



                                                     DECEMBER 31
                                               1998               1997
                                        ---------------------------------------
ASSETS
Cash and equivalents                        $     433,485      $     387,229
Investments, at fair value (NOTE 3)            21,291,796         17,504,566
Contributions receivable                          142,538            122,545
Loans receivable                                   21,736             23,086
                                        ---------------------------------------
Net assets available for benefits             $21,889,555        $18,037,426
                                        =======================================



SEE NOTES TO FINANCIAL STATEMENTS.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

           Statements of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)


                                                                                     YEAR ENDED DECEMBER 31
                                                                                    1998               1997
                                                                             ---------------------------------------
ADDITIONS
Contributions:
   Employees                                                                      $  1,271,535      $     702,710
   Employer                                                                            462,581            389,074
Investment income                                                                      541,283            506,894
Interest income on loans receivable                                                      2,249              2,239
                                                                             ---------------------------------------
                                                                                     2,277,648          1,600,917

DEDUCTIONS
Withdrawals and benefit payments                                                       719,057          2,223,604
                                                                             ---------------------------------------
                                                                                     1,558,591           (622,687)
Net realized and unrealized appreciation in fair value of investments
   (NOTE 3)                                                                          2,293,538          5,111,207
                                                                             ---------------------------------------
Net increases                                                                        3,852,129          4,488,520
Net assets available for benefits at beginning of year                              18,037,426         13,548,906
                                                                             ---------------------------------------
Net assets available for benefits at end of year                                   $21,889,555        $18,037,426
                                                                             =======================================

SEE NOTES TO FINANCIAL STATEMENTS.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                          Notes to Financial Statements

                                December 31, 1998



1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with generally accepted accounting principles.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents are short-term (maturities of less than ninety days), highly liquid investments. The market value of cash equivalents approximates cost.

INVESTMENTS

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

2. DESCRIPTION OF THE PLAN

The Plan is a contributory defined contribution plan which is available to all full-time employees of United or any of its subsidiaries who have completed one year of service. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Active participants may defer up to 10% of their annual pre-tax compensation. United contributes an amount equal to 100% of the first 2% of the employee's deferral and 25% of the next 2% of the employee's deferral. Contributions are made by United on a quarterly basis and consist of cash which is used by the Plan to purchase shares of United common stock. Plan earnings are allocated to each participant's account based upon the respective account balances. Participating employees are immediately fully vested as to employee and employer contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

Participants may choose to have their contributions directed to any of the following investment options provided that investment elections are made in multiples of 25%.

UNITED COMMON STOCK

Investments are made in United common stock which is listed and its price quoted in the National Association of Securities Dealers Automated Quotations System (NASDAQ).

MUTUAL STOCK FUND

Investments are intended to be in a diversified portfolio of common stocks of highly capitalized companies.

MONEY MARKET FUND

Investments are intended to be in a portfolio of short-term United States Government securities not subject to significant market value fluctuations.

FIXED INCOME FUND

Investments are intended to be in a portfolio of United States Treasury and Government Agency securities with an average maturity of 3-4 years.

The allocation of Plan assets by investment program at December 31 follows:

                                                            INVESTMENT PROGRAM
                                          -------------------------------------------------------
                                                 UNITED         MUTUAL        MONEY       FIXED
                                                 COMMON         STOCK        MARKET      INCOME
                                                 STOCK           FUND         FUND        FUND         TOTAL
                                          ---------------------------------------------------------------------
     1998
     Cash and equivalents                 $       20,598 $       9,053    $401,439  $    2,395   $     433,485
     Contributions receivable                    125,250        11,463       2,450       3,375         142,538
     Loans receivable                                  -             -      21,736           -          21,736
     Investments (NOTE 3)                     18,147,624     2,302,272           -     841,900      21,291,796
                                          =====================================================================
     Net assets available for benefits       $18,293,472    $2,322,788    $425,625    $847,670     $21,889,555
                                          =====================================================================

     1997

     Cash and equivalents                 $       (1,516)  $         7    $388,724   $      14    $    387,229
     Contributions receivable                    109,909         7,148       2,089       3,399         122,545
     Loans receivable                                  -             -      23,086           -          23,086
     Investments (NOTE 3)                     15,282,818     1,432,864           -     788,884      17,504,566
                                          ---------------------------------------------------------------------
     Net assets available for benefits       $15,391,211    $1,440,019    $413,899    $792,297     $18,037,426
                                          =====================================================================

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan's maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan's net assets is as follows:

                                                         DECEMBER 31
                                                   1998               1997
                                             ---------------------------------

     Goldman Sachs Capital Growth Fund       $  2,302,272       $  1,432,864
     United Bankshares, Inc. Common Stock      18,147,624         15,282,818

4. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT PROGRAM

                                                                  INVESTMENT PROGRAM
                                               ------------------------------------------------------
                                                      UNITED        MUTUAL        MONEY       FIXED
                                                      COMMON         STOCK       MARKET      INCOME
                                                      STOCK          FUND         FUND        FUND          TOTAL
                                               ---------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998
Additions:
   Contributions from employees                 $     697,375   $   367,252   $101,263    $105,645    $  1,271,535
   Contributions from employers                       462,581             -          -           -         462,581
   Investment income                                  478,705           325     19,581      42,672         541,283
   Interest income on loans                                 -             -      2,249           -           2,249
                                               ---------------------------------------------------------------------
                                                    1,638,661       367,577    123,093     148,317       2,277,648
Deductions:
   Withdrawals and benefit payments                   635,644        49,213     17,992      16,208         719,057
                                               ---------------------------------------------------------------------
                                                    1,003,017       318,364    105,101     132,109       1,558,591

Net realized and unrealized appreciation            1,719,029       554,298          -      20,211       2,293,538
                                               ---------------------------------------------------------------------
Net increases                                       2,722,046       872,662    105,101     152,320       3,852,129
Interfund transfers                                   180,215        10,107    (93,375)    (96,947)              -
Net assets available for benefits at
   beginning of year                               15,391,211     1,440,019    413,899     792,297      18,037,426
                                               ---------------------------------------------------------------------
Net assets available for benefits at
   end of year                                    $18,293,472    $2,322,788   $425,625    $847,670     $21,889,555
                                               =====================================================================

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)


                                                                  INVESTMENT PROGRAM
                                               ------------------------------------------------------
                                                      UNITED        MUTUAL        MONEY       FIXED
                                                      COMMON         STOCK       MARKET      INCOME
                                                      STOCK          FUND         FUND        FUND          TOTAL
                                               ---------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997
Additions:
   Contributions from employees                 $     379,591   $   178,147  $  53,974   $  90,998   $     702,710
   Contributions from employers                       389,074             -          -           -         389,074
   Investment income                                  443,765         2,852     18,555      41,722         506,894
   Interest income on loans                                 -             -      2,239           -           2,239
                                               ---------------------------------------------------------------------
                                                    1,212,430       180,999     74,768     132,720       1,600,917
Deductions:
   Withdrawals and benefit payments                 2,137,876        54,554      9,406      21,768       2,223,604
                                               ---------------------------------------------------------------------
                                                     (925,446)      126,445     65,362     110,952        (622,687)
Net realized and unrealized appreciation            4,766,596       334,312          -      10,299       5,111,207
                                               ---------------------------------------------------------------------
Net increases                                       3,841,150       460,757     65,362     121,251       4,488,520
Interfund transfers                                    24,170        56,243    (33,752)    (46,661)              -
Net assets available for benefits at
   beginning of year                               11,525,891       923,019    382,289     717,707      13,548,906
                                               ---------------------------------------------------------------------
Net assets available for benefits at
   end of year                                    $15,391,211    $1,440,019   $413,899    $792,297     $18,037,426
                                               =====================================================================

For purposes of this disclosure, loans receivable have been combined with the money market fund.

5. INCOME TAX STATUS

The Internal Revenue Service (IRS) has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator and other representatives of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds 684,816 shares of United common stock, which had an estimated fair value of $26.50 per share at December 31, 1998.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United National Bank, a wholly-owned subsidiary of United, acts as Trustee for the Plan.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

7. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers is not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                           EIN #56-0641179 - Plan #002

            Line 27a--Schedule of Assets Held for Investment Purposes
                              (Modified Cash Basis)

                                December 31, 1998


                                                                                                     ESTIMATED
                                                                                                       FAIR
                         DESCRIPTION                                UNITS            COST              VALUE
--------------------------------------------------------------------------------------------------------------------
United National Bank Liquid Asset Fund (cash equivalents)              11,448     $     11,448       $     11,448
Goldman Sachs Treasury Obligation Portfolio Fund (cash
   equivalents)                                                       401,437          401,437            401,437
Federated Intermediate Government Trust Fund                           77,168          811,729            841,900
Goldman Sachs Capital Growth Fund                                      98,262        1,700,317          2,302,272
United Bankshares, Inc. common stock                                  684,816        6,553,608         18,147,624
Loans to participants (interest rates ranging from 7.75% to
   10.00%)                                                             21,736                -             21,736
                                                                              --------------------------------------
                                                                                    $9,478,539        $21,726,417
                                                                              ======================================

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                  Line 27d--Schedule of Reportable Transactions
                              (Modified Cash Basis)

                          Year Ended December 31, 1998



                                                            TOTAL                                             TOTAL
                                             TOTAL        NUMBER OF        TOTAL            TOTAL           NUMBER OF
                                            NUMBER        SHARES OR         COST          NUMBER OF         SHARES OR
                                              OF            UNITS            OF           SALES OR        UNITS SOLD OR
         DESCRIPTION                       PURCHASES      PURCHASED      PURCHASES       REDEMPTIONS        REDEEMED
----------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS


United Bankshares, Inc.
   Common Stock                                68            58,151         1,751,703         32                20,530



                                           TOTAL           TOTAL
                                            COST         PROCEEDS        REALIZED
                                             OF            FROM          GAIN OR
         DESCRIPTION                       SALES           SALES          (LOSS)
-------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS


United Bankshares, Inc.
   Common Stock                                46,655        531,391        484,736




There were no category (i), (ii) or (iv) reportable transactions during fiscal year 1998.

                         Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32522) pertaining to the Savings and Stock Investment Plan of United Bankshares, Inc. and in the related Prospectus of our report dated June 18, 1999, with respect to the financial statements and schedules of the United Bankshares, Inc. Savings and Stock Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.



                                                     /s/ Ernst & Young LLP


Charleston, West Virginia
June 25, 1999